UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May , 2004.

Group Simec, Inc. (Translation of Registrant’s Name Into English)

Mexico (Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440 (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A. de C.V. (Registrant)

Date: May 5, 2004.	By:	/s/ LUIS GARCÍA LIMÓN Name: Luis García Limón Title: Chief Executive Officer

PRESS RELEASE	:Contact	Adolfo Luna Luna José Flores Flores Grupo Simec, S.A. de C.V. Calzada Lazaro Cardenas 601 44440 Guadalajara, Jalisco, Mexico 52 33 1057 5740

GRUPO SIMEC ANNOUNCES FINAL AUDITED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003

GUADALAJARA, MEXICO, May 3, 2004- Grupo Simec, S.A. de C.V. (AMEX-SIM) (“Simec”) announced today its final audited results of operations for the year ended December 31, 2003. Net sales increased 27% to Ps. 2,786 million in 2003 compared to Ps. 2,196 million in 2002, primarily due to higher finished product prices and also resulting from modestly higher production levels. Primarily as a result of the foregoing and significantly lower financial expense in 2003, Simec recorded net income of Ps. 293 million in 2003 versus net income of Ps. 123 million for 2002.

Simec sold 628,243 metric tons of basic steel products during 2003 as compared to 609,202 metric tons in 2002. Exports of basic steel products were 80,744 metric tons in 2003 versus 80,179 metric tons in 2002. Additionally Simec sold 63,616 tons of billet in 2003 as compared to 23,137 tons of billet in 2002. Prices of finished products sold in 2003 increased 18% in real terms versus 2002.

Simec’s direct cost of sales was Ps. 1,830 million in 2003, or 66% of net sales, versus Ps. 1,470 million, or 67% of net sales, for 2002. Indirect manufacturing, selling, general and administrative expenses (including depreciation) was Ps. 464 million during 2003, compared to Ps. 461 million in 2002.

Simec’s operating income increased 86% to Ps. 492 million during 2003 from Ps. 265 million in 2002. Operating income was 18% of net sales in 2003 compared to 12% of net sales in 2002.

Simec recorded other expense, net, from other financial operations of Ps. 30 million in 2003 compared to other expense, net, of Ps. 37 million in 2002. In addition, Simec recorded a provision for income tax and employee profit sharing of Ps. 145 million in 2003 versus a positive provision of Ps. 23 million in 2002.

Simec recorded financial expense of Ps. 24 million in 2003 compared to financial expense of Ps. 128 million in 2002 as a result of (i) net interest expense of Ps. 13 million in 2003 compared to net interest expense of Ps. 55 million in 2002, reflecting lower debt levels in 2003, (ii) an exchange loss of Ps. 2 million in 2003 compared to an exchange loss of Ps. 104 million in 2002, reflecting lower debt levels in 2003 and a decrease of 9% in the value of the peso versus the dollar in 2003 compared to a decrease of 12.8% in the value of the peso versus the dollar in 2002 and (iii) a loss from monetary position of Ps. 9 million in 2003 compared to a gain from monetary position of Ps. 31 million in 2002, reflecting the domestic inflation rate of 4% in 2003 compared to the domestic inflation rate of 5.7% in 2002 and lower debt levels during 2003.

At December 31, 2003, Simec’s total consolidated debt consisted of approximately $2 million of U.S. dollar-denominated debt, while at December 31, 2002, Simec had outstanding approximately $47.8 million of U.S. dollar-denominated debt. Simec’s lower debt level at December 31, 2003 reflects the prepayment of $31.4 million of bank debt in 2003, the conversion to common stock in March 2003 of $16.1 million of loans (plus accrued interest thereon) from Simec’s parent company Industrias CH, S.A. de C.V. (“ICH”) at a conversion price equivalent to U.S. $1.35 (Ps. 14.588) per American Depositary Share and the conversion to common stock in November 2003 of a capital contribution from ICH made to Simec in May 2003, in the amount of $14.5 million (the proceeds of which were used to retire debt owed to ICH) at a conversion price equivalent to U.S $1.41 (Ps. 14.588) per American Depositary Share. Simec currently owes no amounts to ICH.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at December 31, 2003.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

###

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

CONSOLIDATED FINANCIAL STATEMENT AT DECEMBER 31 OF 2003 AND 2002 (thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
S		AMOUNT	%	AMOUNT	%

1	TOTAL ASSETS	6,005,226	100	5,429,329	100
2	CURRENT ASSETS	1,259,953	21	876,770	16
3	CASH AND SHORT-TERM INVESTMENTS	516,152	9	113,388	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	431,314	7	421,522	8
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	19,066	0	55,812	1
6	INVENTORIES	288,892	5	279,833	5
7	OTHER CURRENT ASSETS	4,529	0	6,215	0
8	LONG-TERM	10,300	0	0	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	10,300	0	0	0

10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0

12	PROPERTY, PLANT AND EQUIPMENT	4,477,292	75	4,272,492	79
13	PROPERTY	1,917,795	32	1,909,988	35
14	MACHINERY AND INDUSTRIAL	4,516,011	75	3,806,468	70
15	OTHER EQUIPMENT	135,491	2	194,563	4
16	ACCUMULATED DEPRECIATION	2,092,527	35	1,668,270	31
17	CONSTRUCTION IN PROGRESS	522	0	29,743	1

18	DEFERRED ASSETS (NET)	257,681	4	280,067	5

19	OTHER ASSETS	0	0	0	0

20	TOTAL LIABILITIES	1,378,786	100	1,691,944	100

21	CURRENT LIABILITIES	324,509	23	886,596	52
22	SUPPLIERS	206,955	15	216,619	13
23	BANK LOANS	19,078	1	354,694	21
24	STOCK MARKET LOANS	3,393	0	3,238	0
25	TAXES TO BE PAID	38,970	3	48,876	3
26	OTHER CURRENT LIABILITIES	56,113	4	263,169	16

27	LONG-TERM LIABILITIES	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0

31	DEFERRED LOANS	1,054,277	77	805,348	48

32	OTHER LIABILITIES	0	0	0	0

33	CONSOLIDATED STOCKHOLDERS’ EQUITY	4,626,440	100	3,737,385	100

34	MINORITY INTEREST	251	0	251	0

35	MAJORITY INTEREST	4,626,189	100	3,737,134	100

36	CONTRIBUTED CAPITAL	3,716,531	80	3,357,889	90
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,925,252	42	1,575,987	42
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,167,815	25	1,158,438	31
39	PREMIUM ON SALES OF SHARES	623,464	13	623,464	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0

41	CAPITAL INCREASE (DECREASE)	909,658	20	379,245	10
42	RETAINES EARNINGS AND CAPITAL RESERVE	1,251,369	27	1,128,619	30
43	REPURCHASE FUND OF SHARES	80,070	2	80,070	2

44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY	(714,764)	(15)	(952,194)	(25)

45	NET INCOME FOR THE YEAR	292,983	6	122,750	3

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

CONSOLIDATED FINANCIAL STATEMENT BREAKDOWN OF MAIN CATEGORIES (thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
S		AMOUNT	%	AMOUNT	%

3	CASH AND SHORT-TERM INVESTMENTS	516,152	100	113,388	100
46	CASH	164,753	32	85,744	76
47	SHORT-TERM INVESTMENTS	351,399	68	27,644	24

18	DEFERRED ASSETS (NET)	257,681	100	280,067	100
48	AMORTIZED OR REDEEMED EXPENSES	257,681	100	277,747	199
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	2,320	1

21	CURRENT LIABILITIES	324,509	100	886,596	100
52	FOREIGN CURRENCY LIABILITIES	84,180	26	566,906	64
53	MEXICAN PESOS LIABILITIES	240,329	74	319,690	36

24	STOCK MARKET LOANS	3,393	100	3,238	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	3,393	100	3,238	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0

26	OTHER CURRENT LIABILITIES	56,113	100	263,169	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	157,823	60
58	OTHER CURRENT LIABILITIES WITHOUT COST	56,113	100	105,346	40

27	LONG-TERM LIABILITIES	0	0	0	0
59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0

29	STOCK MARKET LOANS	0	0	0	0
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0

30	OTHER LOANS	0	0	0	0
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED LOANS	1,054,277	100	805,348	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,045,289	99	796,682	99
67	OTHERS	8,988	1	8,666	1

32	OTHER LIABILITIES	0	0	0	0
68	RESERVES	0	0	0	0
69	OTHER LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS” EQUITY	(714,764)	(100)	(952,194)	(100)

70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(714,764)	(100)	(952,194)	(100)
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

CONSOLIDATED FINANCIAL STATEMENT OTHER CONCEPTS (thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
S		AMOUNT	AMOUNT

72	WORKING CAPITAL	935,444	(9,826)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	25	28
75	EMPLOYERS (*)	374	390
76	WORKERS (*)	889	915
77	COMMON SHARES (*)	131,973,022	2,160,625,03
78	REPURCHASED SHARES (*)	0	0

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

CONSOLIDATED EARNING STATEMENT FROM JANUARY 1 TO DECEMBER 31 OF 2003 AND 2002 (thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%

1	NET SALES	2,785,567	100	2,196,321	100
2	COST OF SALES	1,829,981	66	1,469,625	67
3	GROSS INCOME	955,586	34	726,696	33
4	OPERATING EXPENSES	463,689	17	461,392	21
5	OPERATING INCOME	491,897	18	265,304	12
6	TOTAL FINANCING COST	24,412	1	128,628	6
7	INCOME AFTER FINANCING COST	467,485	17	136,676	6
8	OTHER FINANCIAL OPERATIONS	29,621	1	37,148	2
9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	437,864	16	99,528	5
10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	144,880	5	(23,231)	(1)

11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	292,984	11	122,759	6
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0

13	CONSOLIDATED NET INCOME FROM CONTINUOS OPERATIONS	292,984	11	122,759	6
14	INCOME FROM DISCONTINUOUS OPERATIONS	0	0	0	0

15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	292,984	11	122,759	6
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0

17	NET EFFECT AT THE BEGINNING OF THE YEAR BY ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	292,984	11	122,759	6
19	NET INCOME OF MINORITY INTEREST	1	0	9	0
20	NET INCOME OF MAJORITY INTEREST	292,983	1	122,750	6

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

CONSOLIDATED EARNING STATEMENT BREAKDOWN OF MAIN CONCEPTS (thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%

1	NET SALES	2,785,567	100	2,196,321	100
21	DOMESTIC	2,466,394	89	1,929,930	88
22	FOREIGN	319,173	11	266,391	12
23	TRANSLATED INTO DOLLARS (***)	28,810		25,655

6	TOTAL FINANCING COST	24,412	100	128,628	100
24	INTEREST PAID	17,751	73	56,608	44
25	EXCHANGE LOSSES	2,544	10	103,693	81
26	INTEREST EARNED	5,411	22	1,130	1
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN FROM MONETARY POSITION	9,528	39	(30,543)	(24)

8	OTHER FINANCIAL OPERATIONS	29,621	100	37,148	100
29	OTHER NET EXPENSES (INCOME) NET	29,621	100	37,148	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	144,880	100	(23,231)	100
32	INCOME TAX	26,762	18	35,411	152
33	DEFERRED INCOME TAX	113,272	78	(58,962)	(254)
34	WORKERS’ PROFIT SHARING	4,846	0	320	1
35	DEFERRED WORKERS’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

CONSOLIDATED EARNING STATEMENT OTHER CONCEPTS (thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	AMOUNT

36	TOTAL SALES	2,986,121	2,339,693
37	NET FISCAL INCOME OF THE YEAR	0	0
38	NET SALES (**)	2,785,567	2,196,321
39	OPERATION INCOME (**)	491,897	265,304
40	NET INCOME OF MAJORITY INTEREST (**)	292,983	122,750
41	NET CONSOLIDATED INCOME (**)	292,984	122,759

(**) THE RESTATED INFORMATION FOR THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

CONSOLIDATED EARNING STATEMENT OF THE FOURTH QUARTER FROM OCTOBER 1 TO DECEMBER 31 OF 2003 AND 2002 (thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%

1	NET SALES	755,843	100	579,992	100

2	COST OF SALES	500,915	66	385,442	66
3	GROSS INCOME	254,928	34	194,550	34

4	OPERATING EXPENSES	110,851	15	118,050	20
5	OPERATING INCOME	144,077	19	76,500	13

6	TOTAL FINANCING COST	(126)	0	10,870	2
7	INCOME AFTER FINANCING COST	144,203	19	65,630	13

8	OTHER FINANCIAL OPERATIONS	29,906	4	48,011	8
9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	114,297	15	17,619	3

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	106,889	14	(37,726)	(7)

11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	7,408	1	55,345	10

12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME FROM CONTINUOS OPERATIONS	7,408	1	55,345	10

14	INCOME FROM DISCONTINUOUS OPERAATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	7,408	1	55,345	10

16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0

17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	7,408	1	55,345	10

19	NET INCOME OF MINORITY INTEREST	1	0	9	0
20	NET INCOME OF MAJORITY INTEREST	7,407	1	55,336	10

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

CONSOLIDATED EARNING STATEMENT OF THE FOURTH QUARTER BREAKDOWN OF MAIN CONCEPTS FROM OCTOBER 1 TO DECEMBER 31 OF 2003 AND 2002 (thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	755,843	100	579,992	100
21	DOMESTIC	643,566	85	516,482	89
22	FOREIGN	112,277	15	63,510	11
23	TRANSLATED INTO DOLLARS (***)	16,567		5,959

6	TOTAL FINANCING COST	(126)	100	10,870	100
24	INTEREST PAID	482	383	9,673	89
25	EXCHANGE LOSSES	0	0	6,646	61
26	INTEREST EARNED	2,730	2,167	214	2
27	EXCHANGE PROFITS	6,717	5,331	0	0
28	GAIN FROM MONETARY POSITION	8,839	7,015	(5,235)	(48)

8	OTHER FINANCIAL OPERATIONS	29,906	100	48,011	100
29	OTHER NET EXPENSES (INCOME) NET	29,906	100	48,011	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	106,889	100	(37,726)	100
32	INCOME TAX	2,789	3	7,706	20
33	DEFERRED INCOME TAX	100,363	94	(45,639)	(121)
34	WORKERS’ PROFIT SHARING	3,737	3	207	1
35	DEFERRED WORKERS’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FROM JANUARY 1 TO DECEMBER 31 OF 2003 AND 2002 (thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
C		AMOUNT	AMOUNT

1	CONSOLIDATED NET INCOME	292,984	122,759

2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	313,523	134,362
3	CASH FLOW FROM NET INCOME OF THE YEAR	606,507	257,121

4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(217,345)	72,264
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	389,162	329,385

6	CASH FLOW FROM EXTERNAL FINANCING	(335,386)	(529,118)

7	CASH FLOW FROM INTERNAL FINANCING	358,642	290,596
8	CASH FLOW GENERATED (USED) BY FINANCING	23,256	(238,522)

9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(9,654)	(44,811)

10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	402,764	46,052

11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	113,388	67,336

12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	516,152	113,388

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION BREAKDOWN OF MAIN CONCEPTS (thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
C		AMOUNT	AMOUNT

2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	313,523	134,362
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	182,180	162,106
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	247	139
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
40	+ (-) OTHER ITEMS WHICH DO NOT AFFECT EBITDA	131,096	(27,883)

4	CASH FLOW CHANGE IN WORKING CAPITAL	(217,345)	72,264
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES	(20,092)	(77,511)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(9,059)	18,531
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES	38,432	10,768
21	+ (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT	(9,664)	73,836
22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	(216,962)	46,640

6	CASH FLOW FROM EXTERNAL FINANCING	(335,386)	(529,118)
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	1,579	40,922
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	75	(892)
27	BANK FINANCING AMORTIZATION	(337,040)	(567,110)
28	(-) STOCK MARKET AMORTIZATION	0	(2,038)
29	(-) OTHER FINANCING AMORTIZATION	0	0

7	CASH FLOW FROM INTERNAL FINANCING	358,642	290,596
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	358,642	290,596
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(9,654)	(44,811)
34	+ (-) INCREASE 8DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(58,841)	(9,271)
36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	49,187	(35,540)

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

RATIOS CONSOLIDATED

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
P

	YIELD
1	NET INCOME TO NET SALES	10.52%		5.59%
2	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	6.33%		3.28%
3	NET INCOME TO TOTAL ASSETS (**)	4.88%		2.26%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%		0.00%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(3.25)%		24.88%

	ACTIVITY
6	NET SALES TO NET ASSETS (**)	0.46	times	0.40	times
7	NET SALES TO FIXED ASSETS (**)	0.62	times	0.51	times
8	INVENTORIES ROTATION (**)	6.33	times	5.25	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	49	days	60	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	79.00%		8.40%

	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	22.96%		31.16%
12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.30	times	0.45	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	6.11%		33.51%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%		0.00%
15	OPERATING INCOME TO INTEREST PAID	27.71	times	4.69%	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.02	times	1.30%	times

	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	3.88	times	0.99	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.99	times	0.67	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.91	times	0.52	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	159.06%		12.79%

	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	21.77%		11.71%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(7.80)%		3.29%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	21.92	times	5.82	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(1,442.15)%		221.83%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	1,542.15%		(121.83)%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	609.50%		20.69%

(**) IN THESE RATIOS PROVIDE INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

DATE PER SHARE CONSOLIDATED (Pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
D

1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.46		$ 0.06
2	BASIC PROFIT PER PREFERENCE SHARE (**)	$ 0.00		$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$ 2.46		$ 0.06
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00
8	CARRYING VALUE PER SHARE	$ 35.05		$ 1.73
9	CASHH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.07	times	0.31	times
12	MARKET PRICE TO BASIC PROFIT PER COMMON SHARE (**)	15.24	times	8.83	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENCE SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

FINANCIAL STATEMENT NOTES

CONSOLIDATED

JUDGED INFORMATION

s35.- Stockholders’ Equity: Effects of inflation – The effects of inflation on stockholders’ equity at December 31, 2004 are as follows:

		Historical Cost		Restated Amount
						Total
Capital stock	Ps.	1,925,252	Ps.	1,167,815	Ps.	3,093,067
Additional paid-in capital		549,517		73,947		623,464
Retained earnings		1,151,557		472,865		1,624,422
Excess resulting from restating Stockholders’ equity to reflect Certain effects of inflation		—		113,238		113,238
Effect deferred income tax Bulletin D-4		(662,340)		(165,662)		(828,002)

s39.- Premium in subscription of Capital Stock made in March 29, 2001.

s44.- In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liabilities resulting from the adoption of this Bulletin was Ps. 1,045,289 at December 31, 2003 compared to Ps. 796,682 at December 31, 2002. The effect on Simec’s consolidated statement of income in 2003 was an increase of Ps. 113,272 in the provision for income tax and employee profit sharing compared to a decrease of Ps. 58,962 in the same period of 2002. These provisions do not affect the cash flow of Simec.

r24.- Simec doesn’t have interest paid in UDI’s

r26.- Simec doesn’t have interest earned in UDI’s

c02.- Consolidated Statements of Changes in Financial Position The net loss in money exchange and net profit in liabilities actualization are as follows:

		December 31, 2003		December 31, 2002
Net loss (profit) in money exchange	Ps.	5,527	Ps.	73,246
Net loss (profit) in liabilities actualization		(13,702)		(47,788)

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003
DIRECTOR REPORT
ANNEX 1	CONSOLIDATED

JUDGED INFORMATION

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At December 31, 2003, Simec’s total consolidated debt consisted of approximately $2.0 million of U.S. dollar-denominated debt, while at December 31, 2002, Simec had outstanding approximately $47.8 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to its parent company Industrias CH, S.A. de C.V. (“ICH”)). Simec’s lower debt level at December 31, 2003 reflected (i) the prepayment of $30 million of bank debt in 2003 (Simec financed $16.2 million of this prepayment with loans from ICH), (ii) the semi-annual amortization installments on its bank debt of $1.4 million in 2003, (iii) the conversion to common stock in March 2003 of $16.1 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.35 (Ps.14.588) per American Depositary Share and (iv) the conversion to common stock in November 2003 of a capital contribution from ICH made to Simec in May 2003, in the amount of $14.5 million (the proceeds of which were used to retire debt owed to ICH) at a conversion price equivalent to U.S $1.41 (Ps. 14.588) per American Depositary Share. Simec’s outstanding $1.7 million of bank debt at December 31, 2003 consisted of (i) $0.2 million which matures in 2007 and amortizes in equal semi-annual installments and (ii) $1.5 million which matures in 2009 and has no amortization payments. In addition Simec had outstanding $302,000 of 8 7/8% MTN’s due 1998 (accrued interest at December 31, 2003 was $254,860) which were issued in 1993 as part of a $68 million issuance. At December 31, 2003 Simec owed no debt to ICH.

In December 2003 Simec acquired Administradora de Cartera de Occidente, S.A. de C.V. (“Acosa”) from ICH for nominal consideration. Acosa’s sole assets are a portfolio of defaulted receivables it acquired in June 2003 from various Mexican banks which are in the process of liquidation. The purchase price of the portfolio is payable by Acosa solely from recoveries if any, net of expenses of collection, with respect to the defaulted receivables; upon payment of the purchase price from recoveries on the portfolio, Acosa and the Mexican banks will share in any additional recoveries, net of expenses of collection, on a 50%/50% basis.

At December 31, 2003, Compañia Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) was not in compliance with various financial covenants contained in its bank loan instruments pursuant to which Simec’s $1.7 million of bank debt is outstanding. In accordance with Mexican generally accepted accounting principles, Simec’s long term bank debt has been reclassified as current liabilities. This noncompliance results from intercompany debt owed from CSG to its parent company Simec.

In February 2003, Simec effected a 1 for 20 reverse split of its Series B common stock; as a result its American Depositary Shares now represent 1 share of Series B Common Stock. In March 2003, ICH converted approximately $16.1 million of loans to Simec plus accrued interest thereon (which loans were made to fund the prepayment of Simec bank debt) into common shares of Simec at a conversion price equivalent to U.S. $1.35 per American Depositary Share. On October 2, 2003, certain minority shareholders of Simec exercised their pre-emptive rights arising as a result of the conversion of ICH debt to purchase capital stock for Ps. 19.4 million at the price per share of Ps. 14.588 (the equivalent of U.S. $1.35 per American Depositary Share). In November 2003, ICH converted into common shares of Simec the capital contribution to Simec made in May 2003, in the

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003
DIRECTOR REPORT
ANNEX 1	CONSOLIDATED

JUDGED INFORMATION

amount of $14.5 million (the proceeds of which were used to retire debt owed to ICH) for capital stock was issued in the fourth quarter of 2003, at a conversion price equivalent to U.S $1.41 (Ps. 14.588) per American Depositary Share. The minority shareholders of Simec could exercise their pre-emptive rights arising as a result of the conversion by ICH of the capital contribution to Simec made in May 2003 to purchase Series B Common Stock at the price share of Ps. 14.588 when the Comisión Nacional Bancaria y de Valores approves the actualization of the capital stock of Simec.

Net resources provided by operations were Ps. 389 million in 2003 (which amount reflects the conversion of loans of ICH into common shares of Simec for Ps. 184 million) versus Ps. 329 million of net resources provided in operations in 2002. Net resources provided by financing activities were Ps. 23 million in 2003 (which amount reflects the semi-annual amortization installments on its bank debt of Ps. 15 million ($1.4 million), the prepayment of Ps. 322 million ($30 million) of bank debt, the conversion by ICH of Ps. 184 million of loans (plus accrued interest thereon) into common shares, the increase of the capital stock by the minority shareholders for Ps. 19 million and the conversion into common shares of the capital contribution from ICH to Simec in the amount of Ps. 151 million ($14.5 million) in November 2003 versus Ps. 239 million of net resources used in financing activities in 2002 (which amount reflects the semi-annual amortization installments on its bank debt of Ps. 69 million ($6.7 million), the prepayment of Ps. 500 million ($48 million) of bank debt, the conversion by ICH of Ps. 263 million of loans into common shares and the exercise by certain minority shareholders of their pre-emptive rights arising as a result of the conversion of ICH debt to purchase capital stock for Ps. 28 million). Net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 10 million in 2003 versus net resources used in investing activities of Ps. 45 million in 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

Net Sales

Net sales of Simec increased 27% to Ps. 2,786 million in 2003 compared to Ps. 2,196 million in 2002. Sales in tons of basic steel products increased 3% to 628,243 tons in 2003 compared to 609,202 tons in 2002. Exports of basic steel products were 80,744 tons in 2003 versus 80,179 tons in 2002. Additionally, Simec sold 63,616 tons of billet in 2003 compared to 23,137 tons of billet in 2002. The average price of steel products increased 18% in real terms in 2003 versus 2002.

Direct Cost of Sales

Simec’s direct cost of sales increased 24% to Ps. 1,830 million in 2003 compared to Ps. 1,470 million in 2002. Direct cost of sales as a percentage of net sales decreased to 66% in 2003 from 67% in 2002. The average cost of raw materials used to produce steel products increased 14% in real terms in 2003 versus 2002 primarily as a result of increases in the price of scrap, electricity and gas.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003
DIRECTOR REPORT
ANNEX 1	CONSOLIDATED

JUDGED INFORMATION

Marginal Profit

Simec’s marginal profit increased 32% to Ps. 956 million in 2003 compared to Ps. 726 million in 2002. As a percentage of net sales, marginal profit was 34% in 2003 compared to 33% in 2002.

Indirect Manufacturing, Selling, General And Administrative Expenses

Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 0.6% to Ps. 464 million in 2003 from Ps. 461 million in 2002; Simec recorded an increase of Ps. 20 million in depreciation and amortization expense which in 2003 was Ps. 182 million compared to Ps. 162 million in 2002.

Operating Income Simec’s operating income increased 86% to Ps. 492 million in 2003 compared to Ps. 265 million in 2002. Operating income was 18% of net sales in 2003 and 12% of net sales in 2002.

Financial Income (Expense)

Simec recorded financial expense in 2003 of Ps. 24 million compared to financial expense of Ps. 128 million in 2002. Simec recorded an exchange loss of approximately Ps. 2 million in 2003 compared to an exchange loss of Ps. 104 million in 2002, reflecting the 9% decrease in the value of the peso versus the dollar in 2003 versus a decrease of 12.8% in the value of the peso versus the dollar in 2002 and lower debt levels in 2003. Net interest expense was Ps. 13 million in 2003 versus Ps. 55 million in 2002 reflecting a lower amount of debt outstanding during 2003. Simec recorded a loss from monetary position of Ps. 9 million in 2003 compared to a gain from monetary position of Ps. 31 million in 2002, reflecting the domestic inflation rate of 4% in 2003 as compared to 5.7% in 2002 and lower debt levels during 2003.

Other Income (Expense), Net

Simec recorded other expense, net, of Ps. 30 million in 2003 (reflecting (i) a reserve of Ps. 11 million relating to the clean-up of contaminated land at the Pacific Steel facilities, (ii) a reserve of Ps. 18 million relating to the realizable value of idle machinery and equipment and (iii) other expense, net related to other financial operations of Ps. 1 million) compared to other expense, net, of Ps. 37 million in 2002 (reflecting (i) other income relating to tax benefits associated with the acquisition of machinery and equipment made in 2001 of Ps. 6 million, (ii) a gain of Ps. 2 million in respect of $200,000 principal amount of Simec’s MTNs which were acquired at 50% of the principal amount thereof, without provision for accrued interest, and were subsequently cancelled, (iii) income of Ps. 3 million relating to insurance payments received in respect of the breakdown of the scrap shredder machine at the Mexicali mini-mill, (iv) expenses relating to an adjustment in the value of the land of its subsidiary Pacific Steel of Ps. 21 million, (v) expenses of Ps. 2 million for fees relating to obtaining the approval of the Comisión Nacional Bancaria y de Valores to increase the capital stock of Simec, (vi) a reserve of Ps. 10 million relating to the realizable value of idle machinery and equipment, (vii) a reserve of Ps. 8 million relating to the clean-up of contaminated land at the Pacific Steel facilities and (viii) expenses related to other financial operations of Ps. 7 million).

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003
DIRECTOR REPORT
ANNEX 1	CONSOLIDATED

JUDGED INFORMATION

Income Tax and Employee Profit Sharing

Simec recorded a provision of Ps. 145 million for income tax and employee profit sharing in 2003 (including an increase in the provision of Ps. 113 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a positive provision of Ps. 23 million in 2002 (including a decrease in the provision of Ps. 59 million from the application of Bulletin D-4 with respect to deferred income tax described below).

Net Income As a result of the foregoing, Simec recorded net income of Ps. 293 million in 2003 compared to net income of Ps. 123 million in 2002.

Recent Pronouncements Applicable to Mexican GAAP

In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liabilities resulting from the adoption of this Bulletin was Ps. 1,045 million at December 31, 2003 compared to Ps. 797 million at December 31, 2002. The effect on Simec’s consolidated statement of income in 2003 was an increase of Ps. 113 million in the provision for income tax and employee profit sharing compared to a decrease of Ps. 59 million in 2002. These provisions do not affect the cash flow of Simec.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003
FINANCIAL STATEMENT NOTES
ANNEX 2	CONSOLIDATED

JUDGED INFORMATION

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec”) controlled before the restructuring.

The main subsidiaries of CSG are the following:
•	Compañía Siderúrgica de California, S.A. de C.V.
•	Industrias del Acero y del Alambre, S.A. de C.V.
•	Pacific Steel Inc.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003
FINANCIAL STATEMENT NOTES
ANNEX 2	CONSOLIDATED

JUDGED INFORMATION

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of December 31, 2003 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40

f. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

g. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

h. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

i. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003
FINANCIAL STATEMENT NOTES
ANNEX 2	CONSOLIDATED

JUDGED INFORMATION

j. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company’s parent.

k. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:
•	Monetary items at the exchange rate at the balance sheet date.
•	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.
•	Income and expense items at an appropriate average exchange rate.
•	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
•	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company’s sales, and there were no significant accounts receivable from a single customer or affiliate at December 31, 2003 and 2002. The Company performs evaluations of its customers’ credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003
FINANCIAL STATEMENT NOTES
ANNEX 2	CONSOLIDATED

JUDGED INFORMATION

n. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

o. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

p. Effect of restatement of stockholders’ equity - The effect resulting from restating stockholders’ equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:

At December 31, 2003, Simec’s total consolidated debt consisted of approximately $2.0 million of U.S. dollar-denominated debt, while at December 31, 2002, Simec had outstanding approximately $47.8 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to its parent company Industrias CH, S.A. de C.V.) (“ICH”); Simec’s lower debt level at December 31, 2003 reflected the prepayment of $30 million of bank debt in 2003 (Simec financed $16.2 million of this prepayment with loans from ICH), the semi-annual amortization installment on its bank debt of $1.4 million in May and November 2003, the conversion to common stock in March 2003 of $16.1 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.35 (Ps.14.588) per American Depositary Share and the conversion to common stock in November 2003 of a capital contribution from ICH made to Simec in May 2003, in the amount of $14.5 million (the proceeds of which were used to retire debt owed to ICH) at a conversion price equivalent to U.S $1.41 (Ps. 14.588) per American Depositary Share. Simec’s remaining outstanding $1.7 million of bank debt consisted of (i) $0.2 million which matures in 2007 and amortizes in equal semi-annual installments and (ii) $1.5 million which matures in 2009 and has no amortization payments. In addition Simec had outstanding $302,000 of 8 7/8% MTN’s due 1998 (accrued interest at December 31, 2003 was $254,860) which were issued in 1993 as part of a $68 million issuance. At December 31, 2003 Simec owed no debt to ICH.

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 18,665 (U.S. $1,661,181) at December 31, 2003, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003
FINANCIAL STATEMENT NOTES
ANNEX 2	CONSOLIDATED

JUDGED INFORMATION

c. Compañía Siderúrgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,644 per month.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003
RELATIONS OF SHARES INVESTMENTS
ANNEX 3	CONSOLIDATED

JUDGED INFORMATION

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Pesos)

SUBSIDIARIES				ACQUISITION COST	PRESENT VALUE

1 CIA SIDERURGICA DE GUADALAJARA	MINI-MILL	474,393,215	99.99	38,359	2,119,779

2 ADMINISTRADORA DE CARTERA DEOCCIDENTE		49,999	99.99	50	(4,384)

TOTAL INVESTMENT IN SUBSIDIARIES				38,409	2,115,395

ASSOCIATEDS		0	0.00	0	0

TOTAL INVESTMENT IN ASSOCIATEDS				0	0

OTHER PERMANENT INVESTMENTS					0

TOTAL					2,115,395

NOTES

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

CREDITS BREAK DOWN (THOUSANDS OF PESOS) ANNEX 5

JUDGED INFORMATION	CONSOLIDATED

			Denominated In Pesos

Credit Type / Institution	Amortization Date	Rate of Interest	Until 1 Year	More Than 1 Year

BANKS WITH WARRANTY

BANCO BILBAO VIZCAYA	11/15/2009	5.81

BANCO BILBAO VIZCAYA	11/15/2007	5.81

TOTAL BANKS			0	0

LISTED IN THE MEXICAN STOCK EXCHANGE

UNSECURED DEBT

MEDIUM TERM NOTES	12/15/1998	9.33	0	0

TOTAL STOCK EXCHANGE			0	0

SUPPLIERS

VARIOUS			168,983	0

TOTAL SUPPLIERS			168,983	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS

VARIOUS			32,376	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS			32,376	0

TOTAL GENERAL			201,359	0

JUDGED INFORMATION	CONSOLIDATED

	Amortization of Credits in Foreign Currency With National Entities (Thousands of Pesos)
	Time Interval
Credit Type / Institution	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More

BANKS WITH WARRANTY

BANCO BILBAO VIZCAYA		16,421

BANCO BILBAO VIZCAYA		2,657

TOTAL BANKS	0	19,078	0	0	0	0

LISTED IN THE MEXICAN STOCK EXCHANGE

UNSECURED DEBT

MEDIUM TERM NOTES	0	0	0	0	0	0

TOTAL STOCK EXCHANGE	0	0	0	0	0	0

SUPPLIERS

VARIOUS	0	13,032	0	0	0	0

TOTAL SUPPLIERS	0	13,032	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS

VARIOUS	0	135	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS	0	135	0	0	0	0

TOTAL GENERAL	0	32,245	0	0	0	0

JUDGED INFORMATION	CONSOLIDATED

	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands of Pesos)
	Time Interval
Credit Type / Institution	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More

BANKS WITH WARRANTY

BANCO BILBAO VIZCAYA
BANCO BILBAO VIZCAYA

TOTAL BANKS	0	0	0	0	0	0

LISTED IN THE MEXICAN STOCK EXCHANGE

UNSECURED DEBT

MEDIUM TERM NOTES	3,393	0	0	0	0	0

TOTAL STOCK EXCHANGE	3,393	0	0	0	0	0

SUPPLIERS

VARIOUS	0	24,940	0	0	0	0

TOTAL SUPPLIERS	0	24,940	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS

VARIOUS	0	23,602	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS	0	23,602	0	0	0	0

TOTAL GENERAL	3,393	48,542	0	0	0	0

NOTES:

1.	-	At December 31, 2003, Compañía Siderúrgica de Guadalajara, S.A. de C.V. ("CSG") was not in compliance with various financial covenants contained in its bank loan instruments. In accordance with Mexican generally accepted accounting principles, Simec's long term bank debt has been reclassified as current liabilities.

2.	-	Simec's bank debt is secured by a lien on all of the plant, property and equipment of Simec

3.	-	The exchange rate of the peso to the U.S. Dollar at December 31, 2003 was Ps. 11.2360

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

MONETARY POSITION IN FOREIGN EXCHANGE (Thousands of Pesos)

JUDGED INFORMATION	ANNEX 6	CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL

TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

FOREIGN MONETARY POSITION
TOTAL ASSETS	45,275	508,696	0	0	508,696
LIABILITIES POSITION	7,159	80,440	333	3,740	84,180
SHORT TERM LIABILITIES POSITION	7,159	80,440	333	3,740	84,180
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	38,116	428,256	(333)	(3,740)	424,516

NOTES THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2003 WAS PS. 11.2360

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (Thousands of Pesos)

JUDGED INFORMATION	ANNEX 7	CONSOLIDATED

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	599,332	870,175	270,843	0.40	1,095
FEBRUARY	496,349	770,972	274,623	0.28	763
MARCH	540,635	777,637	237,002	0.63	1,496
APRIL	541,513	566,310	24,797	0.17	42
MAY	578,184	548,013	(30,171)	(0.32)	97
JUNE	547,495	340,066	(207,429)	0.08	(171)
JULY	604,584	323,902	(280,682)	0.14	(407)
AUGUST	664,648	310,488	(354,160)	0.30	(1,063)
SEPTEMBER	750,161	319,022	(431,139)	0.60	(2,567)
OCTOBER	805,442	329,170	(476,272)	0.37	(1,746)
NOVEMBER	870,617	336,930	(533,687)	0.83	(4,430)
DECEMBER	945,456	328,828	(616,628)	0.43	(2,651)
ACTUALIZATION					14
CAPITALIZATION					0
FOREIGN CORPORATION					0
OTHER					0
TOTAL					(9,528)

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

JUDGED INFORMATION	ANNEX 8	CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A)	Current assets to current liabilities must be 1.0 times or more.
B)	Total liabilities to total assets do not be more than 0.60.
C)	Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A)	Accomplished the actual situation is 3.88 times.
B)	Accomplished the actual situation is 0.23
C)	Accomplished the actual situation is 37.99

As of December 31, 2003, the remaining balance of the MTNs not exchanged amounts to Ps. 3,393 ($302,000 dollars).

C.P. Adolfo Luna Luna Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003
PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
JUDGED INFORMATION	ANNEX 9	CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	85
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	79
INDUSTRIAS DEL ACERO Y DEL ALAMBRE	SALE OF STEEL PRODUCTS	0	0

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003
MAIN RAW MATERIALS
JUDGED INFORMATION	ANNEX 10	CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBSTI- TUTION	COST PRODUCTION (%)

SCRAP	VARIOUS	SCRAP	VARIOUS	YES	51.64
ELECTRICITY	C.F.E.			NO	12.60
FERROALLOYS	MINERA AUTLAN	FERROALLOYS	GFM TRADING	YES	6.53
ELECTRODES	UCAR CARBON MEXICANA	ELECTRODES	SGL CARBON GROUP	YES	2.42

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.					QUARTER: 4 YEAR: 2003
SELLS DISTRIBUTION BY PRODUCT
JUDGED INFORMATION		ANNEX 11			CONSOLIDATED

		DOMESTIC SELLS			MAIN
DESTINATION
MAIN PRODUCTS	TOTAL PRODUCTION	NET SELLS
				TRADEMARKS	COSTUMERS

	VOLUME	AMOUNT	VOLUME	AMOUNT

STRUCTURAL PROFILES	184	522,811	173	753,113
COMMERCIAL PROFILES	56	140,394	47	192,823
REBAR	125	293,672	93	374,006
FLAT BAR	25	66,300	17	71,840
STEEL BARS	213	578,625	209	857,202
OTHER
			8	46,656
BILLET	64	121,067	64	170,754
T O T A L		1,722,869		2,466,394

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.					QUARTER: 4 YEAR: 2003
SELLS DISTRIBUTION BY PRODUCT
JUDGED INFORMATION		ANNEX 11			CONSOLIDATED

		FOREIGN SELLS			MAIN
DESTINATION
MAIN PRODUCTS	TOTAL PRODUCTION	NET SELLS
				TRADEMARKS	COSTUMERS

	VOLUME	AMOUNT	VOLUME	AMOUNT

STRUCTURAL PROFILES			11	42,569
COMMERCIAL PROFILES			12	47,303
REBAR			46	178,174
STEEL BARS			9	37,677
FLAT BAR			3	13,450
T O T A L				319,173

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 4 YEAR: 2003
JUDGED INFORMATION	INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK CHARACTERISTICS OF THE SHARES	CONSOLIDATED

				NUMBER OF SHARES
SERIES	NOMINAL VALUE	VALID CUPON	PORTION	PORTION	MEXICAN	FREE SUSCRIPTION	CAPITAL STOCK (Thousands of Pesos)
							FIXED	VARIABLE
B		0	15,283,350	116,689,672		131,973,022	222,963	1,702,289
TOTAL			15,283,350	116,689,672	0	131,973,022	222,963	1,702,289

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION : 131,973,022

SHARES PROPORTION BY :

CPO’S :	0
ADRS’s :	1,268,213 ADR’S OF 1 SHARE EACH ONE:
UNITS :	0
GDRS’s :	0
ADS’s :	0
GDS’s :	0

REPURCHASED OWN SHARES

MARKET VALUE OF THE SHARE
SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER

NOTES

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 4 YEAR: 2003
CONSTRUCTION IN PROGRESS (Proyect, Total Investment and % of Advance)
JUDGED INFORMATION	ANNEX 13	CONSOLIDATED

THE PROYECTS IN PROGRESS AT DECEMBER 31, 2003, ARE:

PROYECTS IN PROGRESS	TOTAL INVESTMENT	PHISICAL ADVANCE	FINISHED AT

VARIOUS	522

TOTAL INVESTMENT AT DECEMBER 31, 2003	522

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

FOREIGN CURRENCY TRANSACTION AND EXCHANGE DIFFERENCES

	ANNEX 14	CONSOLIDATED
JUDGED INFORMATION

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:
•	Monetary items at the exchange rate at the balance sheet date.
•	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.
•	Income and expense items at an appropriate average exchange rate.
•	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
•	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2003

CONSOLIDATED
JUDGED INFORMATION

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND ADOLFO LUNA LUNA CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FOURTH QUARTER REPORT.

ING LUIS GARCIA LIMON CHIEF EXECUTIVE OFFICER	C.P. ADOLFO LUNA LUNA CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT APRIL 30 OF 2004